Exhibit 99.1

GreenTree Hospitality Group Ltd. Reports Third Quarter of 2025 Financial Results

●	Total revenues decreased by 15.0% year over year to RMB303.6 million (US$42.6 million) [1].

●	Income from operations was RMB70.1 million (US$9.8 million)[1] compared to RMB106.4 million for the third quarter of 2024.

●	Net income was RMB60.3 million (US$8.5 million)[1] compared to RMB65.2 million for the third quarter of 2024.

●	Adjusted EBITDA (non-GAAP) [2]decreased 6.1% year over year to RMB115.0 million (US$16.1 million)[1]

●	Cash from operations increased 3.8% year over year to RMB144.5 million (US$20.3 million) [1]

SHANGHAI, December 23, 2025 /PRNewswire/ -- GreenTree Hospitality Group Ltd. (NYSE: GHG) (“GreenTree”, the “Company”, “we”, “us” and “our”), a leading hospitality and restaurant management group in China, today announced its unaudited financial results for the third quarter of 2025.

Third Quarter of 2025 Operational Highlights

Hotels

●	A total of 4,533 hotels with 323,510 hotel rooms were in operation as of September 30, 2025.

●	The Company opened 41 hotels and had a pipeline of 1,248 hotels contracted for or under development as of September 30, 2025.

●	The average daily room rate was RMB173, a decrease of 4.1% from RMB181 in the third quarter of 2024.

●	The occupancy rate was 71.3%, decreased from 74.6% in the third quarter of 2024.

●	Revenue per available room, or RevPAR, was RMB124, an 8.4% year-over-year decrease.

1.	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB 7. 1190 on September 30, 2025 as set forth in H. 10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/20251006/.

2.	Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees, net of tax, interest expense, depreciation and amortization, losses from investment in equity securities, other general expenses, and other expense, net, but excludes other operating income, interest income and other, net, gains from investment in equity securities, share of gains in equity investees (net of tax), and other income, net. The calculation of Adjusted EBITDA (non-GAAP) included in this report has been aligned according to the above mentioned definition.

3.	Core net income (non-GAAP) is calculated as net income plus share-based compensation, losses from investments in equity securities (net of 25% tax), other expense (net of 25% tax), one-time fees and expense, income tax expenses related to dividend distribution, and other general expenses but excludes government subsidies (net of 25% tax), gains from investment in equity securities (net of 25% tax), and other income (net of 25% tax).

4.	Each ADS represents one ordinary share.

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Restaurants

●	A total of 185 restaurants were in operation as of September 30, 2025.

●	The AC (average check) was RMB37, a 19.3% year-over-year decrease.

●	The ADT (average daily tickets) was 100, down from 106 in the third quarter of 2024.

●	The ADS (average daily sales per store) was RMB3,714, a decrease of 24.1% from RMB4,891 in the third quarter of 2024.

Third Quarter Of 2025 Financial Results

	Quarter Ended September 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	118,159,125	41,117,277		159,276,402
Franchised-and-managed revenues	167,928,127	1,757,933		169,686,060
Wholesales and others	796,488	27,766,790	(544,290)	28,018,988
Total revenues	286,883,740	70,642,000	(544,290)	356,981,450

	Quarter Ended September 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	115,597,165	26,516,648	(34,568)	142,079,245	19,957,753
Franchised-and-managed revenues	138,566,905	1,848,818		140,415,723	19,724,080
Wholesales and others	311,831	21,018,623	(219,986)	21,110,468	2,965,370
Total revenues	254,475,901	49,384,089	(254,554)	303,605,436	42,647,203

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	Nine Month Ended September 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Revenues
Leased-and-operated revenues	346,552,738	130,792,112		477,344,850
Franchised-and-managed revenues	476,898,409	5,527,686		482,426,095
Wholesales and others	2,881,694	77,272,388	(1,004,493)	79,149,589
Total revenues	826,332,841	213,592,186	(1,004,493)	1,038,920,534

	Nine Month Ended September 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Revenues
Leased-and-operated revenues	310,356,692	85,575,101	(241,982)	395,689,811	55,582,218
Franchised-and-managed revenues	424,320,098	5,025,292		429,345,390	60,309,789
Wholesales and others	1,790,129	56,530,382	(663,791)	57,656,720	8,098,991
Total revenues	736,466,919	147,130,775	(905,773)	882,691,921	123,990,998

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Total revenues were RMB303.6 million (US$42.6 million)[1]，a 15.0% year-over-year decrease.

Hotel revenues were RMB254.5 million (US$35.7 million)[1], a 11.3% year-over-year decrease due to an 8.4% year-over-year decrease in RevPAR and the closure of 7 L&O hotels since the fourth quarter of 2024 due to lease expirations and strategic reviews. The decrease was partially offset by revenues from new openings.

Restaurant revenues were RMB49.4 million (US$6.9 million)[1], a 30.1% year-over-year decrease, mainly due to lower ADS and the decrease in the number of L&O stores.

Total revenues for the first nine months of 2025 were RMB882.7 million (US$124.0 million)[1], a 15.0% year-over-year decrease.

Total revenues from leased-and-operated, or L&O, hotels and restaurants were RMB142.1 million (US$20.0 million)[1], a 10.8% year-over-year decrease.

Total revenues from L&O hotels were RMB115.6 million (US$16.2 million)[1], a 2.2% year-over-year decrease. The decrease was primarily attributable to a 7.9% year-over-year decrease in L&O hotels’ RevPAR, the closure of 7 L&O hotels since the fourth quarter of 2024, offset by revenues from the opening of 4 L&O hotels since the fourth quarter of 2024.

Total revenues from L&O restaurants were RMB26.5 million (US$3.7 million)[1], a 35.5% year-over-year decrease, mainly due to the closure of 8 L&O restaurants since the fourth quarter of 2024 and the year-over-year decrease in ADS.

Total revenues from L&O hotels and restaurants for the first nine months of 2025 were RMB395.7 million (US$55.6 million)[1], a 17.1% year-over-year decrease.

Total revenues from franchised-and-managed, or F&M, hotels and restaurants were RMB140.4 million (US$19.7 million)[1], a 17.2% year-over-year decrease.

Total revenues from F&M hotels were RMB138.6 million (US$19.5 million)[1], a 17.5% year-over-year decrease, primarily due to a temporary waiver of RMB15 million of management fees for hotels facing business difficulties. Excluding this temporary fee waiver, revenues from F&M hotels decreased 8.6% year over year, due to an 8.3% decrease in F&M hotels’ RevPAR.

Total revenues from F&M restaurants were RMB1.8 million (US$0.3 million)[1], a 5.2% year-over-year increase, mainly due to the opening of 28 franchised restaurants since the fourth quarter of 2024.

Total revenues from F&M hotels and restaurants for the first nine months of 2025 were RMB429.3 million (US$60.3 million)[1], a 11.0% year-over-year decrease.

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Total revenues from wholesale and others were RMB21.1 million (US$3.0 million)[1], a 24.7% year-over-year decrease, mainly due to the decline in the wholesale segment of the restaurant business.

Total revenues from wholesale and others for the first nine months of 2025 were RMB57.7 million (US$8.1 million)[1], a 27.2% year-over-year decrease.

Total operating costs and expenses

	Quarter Ended September 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	155,278,796	53,365,650	(475,648)	208,168,798
Selling and marketing expenses	12,899,411	2,881,942	(68,642)	15,712,711
General and administrative expenses	32,309,079	7,023,449		39,332,528
Other operating expenses	1,363,201	654,777		2,017,978
Other general expenses
Total operating costs and expenses	201,850,487	63,925,818	(544,290)	265,232,015

	Quarter Ended September 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	134,346,844	43,015,455	(254,554)	177,107,745	24,878,178
Selling and marketing expenses	11,314,233	2,133,816		13,448,049	1,889,036
General and administrative expenses	22,001,373	2,180,546		24,181,919	3,396,814
Other operating expenses	5,652,433	1,158,623		6,811,056	956,743
Other general expenses	19,483,576			19,483,576	2,736,842
Total operating costs and expenses	192,798,459	48,488,440	(254,554)	241,032,345	33,857,613

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	Nine Month Ended September 30, 2024
	RMB	RMB	RMB	RMB
	Hotel	Restaurant	Elimination	Total
Operating costs and expenses
Operating costs	450,888,078	170,642,273	(916,517)	620,613,834
Selling and marketing expenses	41,576,925	8,473,078	(87,975)	49,962,028
General and administrative expenses	119,706,277	22,802,128		142,508,405
Other operating expenses	2,301,445	2,136,726		4,438,171
Other general expenses	11,756,531			11,756,531
Total operating costs and expenses	626,229,256	204,054,205	(1,004,492)	829,278,969

	Nine Month Ended September 30, 2025
	RMB	RMB	RMB	RMB	US$
	Hotel	Restaurant	Elimination	Total	Total
Operating costs and expenses
Operating costs	429,606,985	127,143,822	(905,774)	555,845,033	78,079,089
Selling and marketing expenses	34,279,177	6,698,306		40,977,483	5,756,073
General and administrative expenses	93,293,494	12,655,909		105,949,403	14,882,624
Other operating expenses	9,942,672	1,600,920		11,543,592	1,621,519
Other general expenses	31,094,887			31,094,887	4,367,873
Total operating costs and expenses	598,217,215	148,098,957	(905,774)	745,410,398	104,707,178

Operating costs were RMB177.1 million (US$24.9 million)[1], a 14.9% year-over-year decrease.

Operating costs of the hotel business were RMB134.3 million (US$18.9 million)[1], a 13.5% year-over-year decrease. The decrease was mainly attributable to lower rental resulting from the closure of L&O hotels.

Operating costs of the restaurant business in the third quarter of 2025 were RMB43.0 million (US$6.0 million)[1], a 19.4% year-over-year decrease, due to the closure of L&O stores.

For the first nine months of 2025, operating costs were RMB555.8 million (US$78.1 million)[1], a 10.4% year-over-year decrease.

Selling and marketing expenses were RMB13.4 million (US$1.9 million)[1], a 14.4% year-over-year decrease.

Selling and marketing expenses of the hotel business were RMB11.3 million (US$1.6 million)[1], a 12.3% year-over-year decrease. The decrease was mainly due to lower staff related costs.

Selling and marketing expenses of the restaurant business were RMB2.1 million (US$0.3 million)[1], a 26.0% year-over-year decrease, mainly attributable to lower travelling expenses and lower sales-channel commissions.

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For the first nine months of 2025, selling and marketing expenses were RMB41.0 million (US$5.8 million)[1], a 18.0% year-over-year decrease.

General and administrative, or G&A expenses were RMB24.2 million (US$3.4 million)[1], a 38.5% year-over-year decrease.

G&A expenses of the hotel business were RMB22.0 million (US$3.1 million)[1], a 31.9% year-over-year decrease. The decrease was mainly attributable to lower bad debt provisions for long-aged account receivables, lower staff related expenses, and lower consulting fees.

G&A expenses of the restaurant business were RMB2.2 million (US$0.3 million)[1], a 69.0% year-over-year decrease, mainly due to lower staff related expenses, lower office expenses, and a decrease in depreciation and amortization and bad debt provisions for long-aged account receivables.

General and administrative expenses for the first nine months of 2025 were RMB105.9 million (US$14.9 million)[1], a 25.7% year-over-year decrease.

Other general expenses were RMB19.5 million (US$2.7 million)[1], entirely attributable to provisions for loan receivables related to franchisee loans.

Other general expenses for the first nine months of 2025 were RMB31.1 million (US$4.4 million)[1], up from RMB11.8 million one year ago.

Gross profit was RMB126.5 million (US$17.8 million)[1], a year-over-year decrease of 15.0%. Gross margin was 41.7%, the same as the third quarter of 2024. Gross profit of the hotel business was RMB120.1 million (US$16.9 million)[1], an 8.7% year-over-year decrease. Gross profit of the restaurant business was RMB6.4 million (US$0.9 million)[1], a 63.1% year-over-year decrease.

Income from operations in the third quarter of 2025 was RMB70.1 million (US$9.8 million)[1], compared to income from operations of RMB106.4 million in the third quarter of 2024, with a margin of 23.1%. The lower profitability was due to the exemption of fees from franchisees, the loss from disposal of L&O hotels, and bad debt provisions. Excluding these, the adjusted income from operations decreased 1.9% year over year, and the margin for the third quarter of 2025 was 34.6%, up from 31.5% one year ago, thanks to lower operating costs and expenses.

Income from operations of the hotel business was RMB69.1 million (US$9.7 million)[1], compared to income from operations of RMB99.5 million in the third quarter of 2024, with a margin of 27.2%. Excluding the impact of the above-mentioned items on hotels, adjusted income from operations of the hotel business increased 3.6% year over year, and the margin for the third quarter of 2025 was 40.5%, up from 36.8% one year ago, due to lower operating costs and expenses.

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Income from operations of the restaurant business in the third quarter of 2025 was RMB0.9 million (US$0.1 million)[1], compared to income from operations of RMB6.9 million in the third quarter of 2024, with a margin of 1.9%.

Income from operations for the first nine months of 2025 was RMB155.5 million (US$21.8 million)[1] compared to income from operations of RMB263.1 million in 2024, with a margin of 17.6%.

Net income in the third quarter of 2025 was RMB60.3 million (US$8.5 million)[1], compared to a net income of RMB65.2 million in the third quarter of 2024, and net margin was 19.9%. The decrease was mainly due to the decline in income from operations, which were negatively impacted by the above-mentioned items, and foreign exchange losses. Excluding these one-time or non-operation impacts, adjusted net income was RMB90.5 million, an increase of 5.7%, with a margin of 28.4%.

Net income of the hotel business was RMB59.5 million (US$8.4 million)[1], up from net income of RMB58.6 million in the third quarter of 2024, and net margin was 23.4%. Excluding the impact of the above-mentioned items, which were composed of impacts by exemption of fees from franchisees in 2025Q3, the disposal of L&O hotels, the bad debt provisions, as well as foreign exchange losses, the adjusted net income of hotel business was RMB89.6 million, an increase of 13.4% year over year, with a margin of 33.3%.

Net income of the restaurant business in the third quarter of 2025 was RMB0.9 million (US$0.1 million)[1], compared to a net income of RMB6.6 million in the third quarter of 2024, and net margin was 1.8%.

Net income for the first nine months of 2025 was RMB253.1 million (US$35.6 million)[1], compared to a net income of RMB184.8 million in 2024, and net margin was 28.7%.

Adjusted EBITDA (non-GAAP)[2] in the third quarter of 2025 was RMB115.0 million (US$16.1 million)[1], a year-over-year decrease of 6.1%. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP)[2] as a percentage of total revenues, was 37.9%, compared to 34.3% a year ago, primarily due to lower operating costs and disciplined expense management.

Adjusted EBITDA (non-GAAP)[2] of the hotel business in the third quarter of 2025 was RMB110.2 million (US$15.5 million)[1], a year-over-year decrease of 0.3%, with a margin of 43.3%, up from 38.5% one year ago.

Adjusted EBITDA (non-GAAP)[2] of the restaurant business in the third quarter of 2025 was RMB4.8 million (US$0.7 million)[1], a year-over-year decrease of 52.5%.

Adjusted EBITDA (non-GAAP)[2] for the first nine months of 2025 was RMB258.7 million (US$36.3 million)[1], a year-over-year decrease of 17.9%.

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Core net income (non-GAAP)[3] in the third quarter of 2025 was RMB78.0 million (US$11.0 million)[1], a year-over-year decrease of 16.5%. The core net margin, defined as core net income (non-GAAP)[3] as a percentage of total revenues, was 25.7%, compared to 26.2% one year ago.

Core net income (non-GAAP)[3] of the hotel business in the third quarter of 2025 was RMB77.2 million (US$10.8 million)[1], a year-over-year decrease of 11.2%, with a margin of 30.3%, the same as one year ago.

Core net income (non-GAAP)[3] of the restaurant business in the third quarter of 2025 was RMB0.9 million (US$0.1 million)[1], a year-over-year decrease of 86.7%.

Core net income (non-GAAP)[3] for the first nine months of 2025 was RMB158.0 million (US$22.2 million)[1], a year-over-year decrease of 29.6%.

Earnings per American Depositary Share, or ADS[4], (basic and diluted) were RMB0.60 (US$0.08)[1], decreased from RMB0.65 one year ago.

Earnings per American Depositary Share, or ADS[4], (basic and diluted) for the first nine months of 2025 were RMB2.53 (US$0.36)[1], decreased from RMB1.83 one year ago.

Core net income per ADS[4] (basic and diluted) (non-GAAP) was RMB0.77 (US$0.11)[1], decreased from RMB0.92 a year ago.

Core net income per ADS[4] (basic and diluted) (non-GAAP) was RMB1.56 (US$0.22)[1] for the first nine months of 2025, a decrease from RMB2.21 a year ago.

Cash flow: Operating Cash inflow was RMB144.5 million (US$20.3 million)[1], as a result of income from operations. Investing cash outflow for the third quarter of 2025 was RMB167.4 million (US$23.5 million)[1], primarily due to an advance payment for the purchase of strategic assets. Financing cash outflow was nil (US$0.0 million)[1] in the third quarter.

Cash and cash equivalents, restricted cash, short-term investments, investments in equity securities and time deposits. As of September 30, 2025, the Company had total cash and cash equivalents, restricted cash, short term investments, investments in equity securities and time deposits of RMB2,014.6 million (US$283.0 million)[1],compared to RMB2,034.9 million as of June 30, 2025. The decrease of RMB20.3 million was mainly due to an advance payment for the purchase of strategic assets, and was offset by cash from operating activities.

Guidance

Based on our performance in the first nine months of this year and considering the impact from the closure of certain L&O hotels due to lease expirations and business strategy adjustments, we maintain our previous revenue guidance for the hotel business to be in the range of -10% to -13% year-over-year.

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Use of Non-GAAP Financial Measures

We believe that Adjusted EBITDA and core net income, as we present them, are useful financial metrics to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

The presentation of Adjusted EBITDA and core net income should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA and core net income has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA and core net income are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA and core net income do not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, interest expense/income, gains/losses from investments in equity securities, income tax expenses, share-based compensation, share of loss in equity investees, government subsidies and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The terms Adjusted EBITDA and core net income are not defined under U.S. GAAP, and Adjusted EBITDA and core net income are not measures of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA and core net income may not be comparable to Adjusted EBITDA and core net income or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA and core net income in the same manner as we do.

Reconciliations of the Company’s non-GAAP financial measures, including Adjusted EBITDA and core net income, to the consolidated statement of operations information are included at the end of this press release.

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About GreenTree Hospitality Group Ltd.

GreenTree Hospitality Group Ltd. (“GreenTree” or the “Company”) (NYSE: GHG) is a leading hospitality and restaurant management group in China. As of September 30, 2025, GreenTree had a total number of 4,533 hotels and 185 restaurants. In 2024, HOTELS magazine ranked GreenTree 13th among the 225 largest global hotel groups in terms of number of hotels in its annual HOTELS’ 225. GreenTree was the fourth largest hospitality company in China in 2024 according to the China Hospitality Association.

GreenTree has a broad portfolio of diverse brands spanning from the economy to mid-scale, up-scale and luxury segments of the hospitality industry mainly in China. Through its strong membership base, expansive booking network, and efficient system, GreenTree aims to keep closer relationships with all of its clients and partners by providing a diverse brand portfolio that features comfort, style and value.

For more information on GreenTree, please visit http://ir.998.com

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “confident,” “future,” or other similar expressions. GreenTree may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about or based on GreenTree’s current beliefs, expectations, assumptions, estimates and projections about us and our industry, are forward-looking statements that involve known and unknown factors, risks and uncertainties that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors and risks include, but not limited to the following: GreenTree’s goals and growth strategies; its future business development, financial condition and results of operations; trends in the hospitality industry in China and globally; competition in our industry; fluctuations in general economic and business conditions in China and other regions where we operate; the regulatory environment in which we and our franchisees operate; and assumptions underlying or related to any of the foregoing. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided, including the forward-looking statements made, in this press release are current as of the date of the press release. Except as required by law, GreenTree undertakes no obligation to update any such information or forward-looking statements to reflect events or circumstances after the date on which the information is provided or statements are made, or to reflect the occurrence of unanticipated events.

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Financial Tables and Operational Data Follow

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,490,235,562	1,638,695,772	230,186,230
Restricted cash	16,096,476	14,733,054	2,069,540
Short-term investments	10,475	25,747	3,617
Accounts receivable, net of allowance	99,688,034	105,663,744	14,842,498
Amounts due from related parties	21,839,929	21,184,099	2,975,713
Inventories	6,881,470	6,774,539	951,614
Other current assets	114,898,590	107,569,096	15,110,140
Loans receivable, net	85,463,467	46,212,004	6,491,362
Total current assets	1,835,114,003	1,940,858,055	272,630,714

Non-current assets:
Amounts due from a related party	110,000,000	110,000,000	15,451,608
Restricted cash	18,869,900	18,869,900	2,650,639
Long-term time deposits	285,570,000	285,570,000	40,113,780
Loans receivable, net	15,372,238	13,842,756	1,944,480
Property and equipment, net	649,528,210	622,995,148	87,511,609
Intangible assets, net	75,677,551	73,999,664	10,394,671
Goodwill	96,074,468	96,074,468	13,495,500
Long-term investments	184,024,217	208,539,976	29,293,437
Operating lease right-of-use assets	1,328,582,419	1,297,598,192	182,272,537
Other assets	102,545,847	273,179,697	38,373,325
Deferred tax assets	245,760,095	241,431,976	33,913,749
TOTAL ASSETS	4,947,118,948	5,182,959,832	728,046,049

LIABILITIES AND EQUITY
Current liabilities:
Long-term bank loans, current portion	400,000	400,000	56,188
Accounts payable	56,488,405	49,486,457	6,951,321
Advance from customers	25,684,437	27,019,373	3,795,389
Amounts due to related parties	17,462,176	18,341,649	2,576,436
Salary and welfare payable	78,234,582	74,551,051	10,472,124
Deferred revenue	175,046,178	170,182,790	23,905,435
Accrued expenses and other current liabilities	481,910,291	535,728,663	75,253,359
Income tax payable	88,876,497	91,412,799	12,840,680
Operating lease liabilities, current	241,363,244	217,018,055	30,484,345
Total current liabilities	1,165,465,810	1,184,140,837	166,335,277

Long-term bank loans	256,200,000	256,000,000	35,960,107
Deferred revenue	176,353,919	147,187,989	20,675,374
Other long-term liabilities	120,975,955	123,126,896	17,295,533
Operating lease liabilities, non-current	1,215,776,075	1,228,789,575	172,607,048
Deferred tax liabilities	79,670,908	69,755,914	9,798,555
Unrecognized tax benefits	440,072,214	441,868,751	62,068,935
TOTAL LIABILITIES	3,454,514,881	3,450,869,962	484,740,829

Shareholders’ equity:
Class A ordinary shares	222,587,070	222,587,070	31,266,620
Class B ordinary shares	115,534,210	115,534,210	16,228,994
Treasury Stock	(37,043,116)	(48,049,536)	(6,749,478)
Additional paid-in capital	1,609,972,272	1,609,972,272	226,151,464
Retained earnings (Accumulated losses)	(458,337,569)	(202,062,349)	(28,383,530)
Accumulated other comprehensive income	6,033,263	3,426,086	481,259
Total GreenTree Hospitality Group Ltd. shareholders’ equity	1,458,746,130	1,701,407,753	238,995,329

Non-controlling interests	33,857,937	30,682,117	4,309,891
Total shareholders’ equity	1,492,604,067	1,732,089,870	243,305,220

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,947,118,948	5,182,959,832	728,046,049

12 / 20

GreenTree Hospitality Group Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	159,276,402	142,079,245	19,957,753	477,344,850	395,689,811	55,582,218
Franchised-and-managed revenues	169,686,060	140,415,723	19,724,080	482,426,095	429,345,390	60,309,789
Wholesales and others	28,018,988	21,110,468	2,965,370	79,149,589	57,656,720	8,098,991
Total revenues	356,981,450	303,605,436	42,647,203	1,038,920,534	882,691,921	123,990,998

Operating costs and expenses
Operating costs	(208,168,798)	(177,107,745)	(24,878,178)	(611,613,834)	(555,845,033)	(78,079,089)
Selling and marketing expenses	(15,712,711)	(13,448,049)	(1,889,036)	(49,962,028)	(40,977,483)	(5,756,073)
General and administrative expenses	(39,332,528)	(24,181,919)	(3,396,814)	(151,508,405)	(105,949,403)	(14,882,624)
Other operating expenses	(2,017,978)	(6,811,056)	(956,743)	(4,438,171)	(11,543,592)	(1,621,519)
Other general expenses		(19,483,576)	(2,736,842)	(11,756,531)	(31,094,887)	(4,367,873)
Total operating costs and expenses	(265,232,015)	(241,032,345)	(33,857,613)	(829,278,969)	(745,410,398)	(104,707,178)

Other operating income	14,654,068	7,498,608	1,053,323	53,422,304	18,260,956	2,565,101
Income from operations	106,403,503	70,071,699	9,842,913	263,063,869	155,542,479	21,848,921

Interest income and other, net	7,488,034	9,850,340	1,383,669	27,438,533	28,413,766	3,991,258
Interest expense	(116,161)	(1,730,823)	(243,127)	(4,485,219)	(5,548,738)	(779,427)
Gains (losses) from investment in equity securities	10,015,229	4,643,770	652,307	(5,409,426)	29,444,565	4,136,054
Other income, net	(34,653,121)	(6,293,033)	(883,977)	(17,862,097)	91,036,418	12,787,810
Income before income taxes	89,137,484	76,541,953	10,751,785	262,745,660	298,888,490	41,984,616

Income tax expense	(24,330,641)	(18,950,376)	(2,661,944)	(77,512,335)	(49,134,106)	(6,901,827)
Income (loss) before share of gains in equity investees	64,806,843	57,591,577	8,089,841	185,233,325	249,754,384	35,082,789

Share of loss/(income) in equity investees, net of tax	405,064	2,741,144	385,046	(464,693)	3,345,017	469,872
Net income(loss)	65,211,907	60,332,721	8,474,887	184,768,632	253,099,401	35,552,661

Net loss/(income) attributable to non-controlling interests	288,968	480,612	67,511	1,319,147	3,175,820	446,105
Net income attributable to ordinary shareholders	65,500,875	60,813,333	8,542,398	186,087,779	256,275,221	35,998,766

Net earnings per share
Class A ordinary share-basic and diluted	0.65	0.60	0.08	1.83	2.53	0.36
Class B ordinary share-basic and diluted	0.65	0.60	0.08	1.83	2.53	0.36

Net earnings per ADS[4]
Class A ordinary share-basic and diluted	0.65	0.60	0.08	1.83	2.53	0.36
Class B ordinary share-basic and diluted	0.65	0.60	0.08	1.83	2.53	0.36

Weighted average shares outstanding
Class A ordinary share-basic and diluted	66,778,809	66,134,836	66,134,836	66,780,008	66,467,723	66,467,723
Class B ordinary share-basic and diluted	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
Foreign currency translation adjustments	6,463,594	(12,270,580)	(1,723,638)	(1,642,157)	(2,607,177)	(366,228)

Comprehensive income, net of tax	71,675,501	48,062,141	6,751,249	183,126,475	250,492,224	35,186,433

Comprehensive loss/(income) attributable to non-controlling interests	288,968	480,612	67,511	1,319,147	3,175,820	446,105
Comprehensive income (loss) attributable to ordinary shareholders	71,964,469	48,542,753	6,818,760	184,445,622	253,668,044	35,632,538

13 / 20

GreenTree Hospitality Group Ltd.

Unaudited Hotel Business Results

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	118,159,125	115,597,165	16,237,837	346,552,738	310,356,692	43,595,546
Franchised-and-managed revenues	167,928,127	138,566,905	19,464,378	476,898,409	424,320,098	59,603,891
Others	796,488	311,831	43,803	2,881,694	1,790,129	251,458
Total revenues	286,883,740	254,475,901	35,746,018	826,332,841	736,466,919	103,450,895

Operating costs and expenses
Hotel operating costs	(155,278,796)	(134,346,844)	(18,871,589)	(450,888,078)	(429,606,985)	(60,346,535)
Selling and marketing expenses	(12,899,411)	(11,314,233)	(1,589,301)	(41,576,925)	(34,279,177)	(4,815,168)
General and administrative expenses	(32,309,079)	(22,001,373)	(3,090,514)	(119,706,277)	(93,293,494)	(13,104,859)
Other operating expenses	(1,363,201)	(5,652,433)	(793,993)	(2,301,445)	(9,942,672)	(1,396,639)
Other general expenses		(19,483,576)	(2,736,842)	(11,756,531)	(31,094,887)	(4,367,873)
Total operating costs and expenses	(201,850,487)	(192,798,459)	(27,082,239)	(626,229,256)	(598,217,215)	(84,031,074)

Other operating income	14,496,942	7,458,115	1,047,635	51,347,340	17,849,784	2,507,344
Income from operations	99,530,195	69,135,557	9,711,414	251,450,925	156,099,488	21,927,165

Interest income and other, net	7,467,287	9,815,879	1,378,828	27,376,005	28,318,804	3,977,919
Interest expense	(115,851)	(1,706,980)	(239,778)	(4,484,909)	(5,476,179)	(769,234)
Gains (losses) from investment in equity securities	10,015,229	4,643,770	652,306	(769,747)	29,444,565	4,136,053
Other income, net	(34,647,093)	(6,292,964)	(883,967)	(17,938,054)	91,059,849	12,791,101
Income before income taxes	82,249,767	75,595,262	10,618,803	255,634,220	299,446,527	42,063,004

Income tax expense	(24,053,937)	(18,884,574)	(2,652,700)	(76,155,862)	(48,735,389)	(6,845,819)
Income (loss) before share of gains in equity investees	58,195,830	56,710,688	7,966,103	179,478,358	250,711,138	35,217,185

Share of loss/(income) in equity investees, net of tax	405,064	2,741,144	385,046	(464,693)	3,345,017	469,872
Net income(loss)	58,600,894	59,451,832	8,351,149	179,013,665	254,056,155	35,687,057

14 / 20

GreenTree Hospitality Group Ltd.

Unaudited Restaurant Business Results

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Leased-and-operated revenues	41,117,277	26,516,648	3,724,772	130,792,112	85,575,101	12,020,663
Franchised-and-managed revenues	1,757,933	1,848,818	259,702	5,527,686	5,025,292	705,898
Wholesales and others	27,766,790	21,018,623	2,952,468	77,272,388	56,530,382	7,940,776
Total revenues	70,642,000	49,384,089	6,936,942	213,592,186	147,130,775	20,667,337

Operating costs and expenses
Restaurant operating costs	(53,365,650)	(43,015,455)	(6,042,346)	(170,642,273)	(127,143,822)	(17,859,787)
Selling and marketing expenses	(2,881,942)	(2,133,816)	(299,735)	(8,473,078)	(6,698,306)	(940,905)
General and administrative expenses	(7,023,449)	(2,180,546)	(306,299)	(22,802,128)	(12,655,909)	(1,777,765)
Other operating expenses	(654,777)	(1,158,623)	(162,751)	(2,136,726)	(1,600,920)	(224,880)
Total operating costs and expenses	(63,925,818)	(48,488,440)	(6,811,131)	(204,054,205)	(148,098,957)	(20,803,337)

Other operating income	157,126	40,493	5,688	2,074,964	411,172	57,757
Income from operations	6,873,308	936,142	131,499	11,612,945	(557,010)	(78,243)

Interest income and other, net	20,746	34,461	4,841	62,528	94,962	13,339
Interest expense	(310)	(23,843)	(3,349)	(310)	(72,559)	(10,192)
Other income, net	(6,028)	(69)	(10)	(33,122)	(23,431)	(3,291)
Income before income taxes	6,887,716	946,691	132,981	11,642,041	(558,038)	(78,387)

Income tax expense	(276,704)	(65,802)	(9,243)	(1,356,473)	(398,717)	(56,007)
Income (loss) before share of gains in equity investees	6,611,012	880,889	123,738	10,285,568	(956,755)	(134,394)

Share of loss/(income) in equity investees, net of tax
Net income(loss)	6,611,012	880,889	123,738	10,285,568	(956,755)	(134,394)

15 / 20

GreenTree Hospitality Group Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net (loss) income	65,211,908	60,332,721	8,474,887	184,768,634	253,099,401	35,552,661

Depreciation and amortization	28,690,959	26,099,091	3,666,118	89,170,635	78,795,298	11,068,310
Gains from disposal of a long-term investment					(114,042,806)	(16,019,498)
Others non-cash expense(income)	(1,588,624)	(2,741,144)	(385,046)	(5,904,430)	(3,345,017)	(469,872)
Noncash lease expense	68,398,682	50,999,606	7,163,872	205,628,129	180,173,228	25,308,783
Loss from disposal of a subsidiary	(4,925,221)	775,483	108,931	(5,764,903)	775,483	108,931
Bad debt expenses	12,615,651	19,733,285	2,771,918	34,383,723	45,225,022	6,352,721
(Gains) losses and impairment on equity securities held	(10,015,229)	(4,643,770)	(652,307)	5,409,426	(29,444,565)	(4,136,054)
Loss (gains) on disposal of property, plant and equipment	332,997	276,296	38,811	(24,783,238)	467,060	65,608
Foreign exchange (gains)losses	7,449,403	4,237,778	595,277	(1,314,548)	10,127,472	1,422,598
Accounts receivable	(5,363,153)	5,854,925	822,436	(13,092,304)	(20,377,565)	(2,862,420)
Inventories	223,113	494,549	69,469	15,112,676	106,931	15,021
Amounts due from related parties	2,188,419	139,368	19,577	2,488,246	572,990	80,487
Other current assets	(6,330,209)	33,546,181	4,712,204	(1,245,258)	8,866,126	1,245,417
Other assets	(2,775,493)	(192,983)	(27,108)	(1,474,535)	(9,548,953)	(1,341,333)
Accounts payable	(7,758,061)	(1,610,758)	(226,262)	(20,318,304)	(9,902,317)	(1,390,970)
Amounts due to related parties	788,969	2,624,576	368,672	(615,685)	664,498	93,341
Salary and welfare payable	(10,164,582)	(4,090,971)	(574,655)	(11,588,641)	(3,693,966)	(518,888)
Deferred revenue	17,893,291	(8,940,240)	(1,255,828)	(13,809,645)	(34,029,318)	(4,780,070)
Advance from customers	(706,088)	(61,982)	(8,707)	(1,123,375)	1,425,038	200,174
Accrued expenses and other current liabilities	35,754,773	7,204,618	1,012,027	32,469,157	53,524,791	7,518,583
Income tax payable	20,169,690	6,014,530	844,856	11,908,367	2,515,010	353,281
Unrecognized tax benefits	(4,844,361)	(3,365,434)	(472,740)	(11,040,451)	1,796,537	252,358
Operating lease liabilities	(80,036,795)	(62,408,812)	(8,766,514)	(189,805,890)	(160,177,582)	(22,500,012)
Other long-term liabilities	6,321,131	3,623,270	508,958	(1,998,698)	2,150,941	302,141
Deferred taxes	7,711,357	10,604,620	1,489,622	21,677,657	(6,405,741)	(899,809)
Net cash provided by operating activities	139,242,527	144,504,803	20,298,468	299,136,745	249,317,996	35,021,489

Investing activities:
Purchases of property, plant and equipment	(8,771,704)	(29,290,174)	(4,114,366)	(28,965,630)	(48,647,716)	(6,833,504)
Proceeds from disposal of property, plant and equipment	451,660	4,114	578	140,184,760	241,448	33,916
Payment for acquisition of minority equity	966,000
Purchases of a long-term investment	(6,800,000)			(6,800,000)
Proceeds from disposal of a long-term investment					109,036,386	15,316,250
Advances for purchases of property and equipment		(135,480,304)	(19,030,805)		(160,515,267)	(22,547,446)
Purchases of short-term investments		7,875	1,106		(15,272)	(2,145)
Proceeds from short-term investments				419,362,037
Purchase of long-term time deposits				(222,230,000)
Proceeds from disposal of subsidiaries	1,307,500			2,807,500
Loan to related parties		360,000	50,569	(270,000)	(265,000)	(37,224)
Repayment from related parties					118,982	16,713
Loan to third parties				(1,200,000)
Repayment of loan from third parties	304,111			5,900,000
Loan to fanchisees	(4,050,000)	(7,121,960)	(1,000,416)	(5,650,000)	(9,131,960)	(1,282,759)
Repayment from franchisees	16,489,580	4,133,925	580,689	67,466,801	18,818,018	2,643,351
Net cash (used in) provided by investing activities	(102,853)	(167,386,524)	(23,512,645)	370,605,468	(90,360,381)	(12,692,848)

Financing activities:
Distribution to the shareholders				(760,321)
Repurchase of ordinary shares	(300,122)			(300,122)
Repayment of short-term loans				(117,000,000)	(200,000)	(28,094)
Proceeds from bank loans				200,000,000
Capital contribution from non-controlling interest holders	(966,000)			(966,000)
Net cash provided by (used in) financing activities	(1,266,122)			80,973,557	(200,000)	(28,094)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	142,061	(1,701,849)	(239,057)	(2,657,865)	(11,660,827)	(1,637,984)

Net (decrease) increase in cash and cash equivalents	138,015,613	(24,583,570)	(3,453,234)	748,057,905	147,096,788	20,662,563
Cash and cash equivalents at the beginning of the period	1,401,643,004	1,696,882,296	238,359,643	791,600,712	1,525,201,938	214,243,846
Cash and cash equivalents at the end of the period	1,539,658,617	1,672,298,726	234,906,409	1,539,658,617	1,672,298,726	234,906,409

16 / 20

GreenTree Hospitality Group Ltd.

Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	65,211,908	60,332,721	8,474,887	184,768,634	253,099,401	35,552,661

Deduct:
Other operating income	14,654,068	7,498,608	1,053,323	53,422,304	18,260,956	2,565,101
Interest income and other, net	7,488,034	9,850,340	1,383,669	27,438,533	28,413,766	3,991,258
Gains from investment in equity securities	10,015,229	4,643,770	652,307		29,444,565	4,136,054
Share of gain in equity investees, net of tax	405,064	2,741,144	385,046		3,345,017	469,872
Other income, net					91,036,418	12,787,810

Add:
Other operating expenses	2,017,978	6,811,056	956,743	4,438,171	11,543,592	1,621,519
Other general expenses		19,483,576	2,736,842	11,756,531	31,094,887	4,367,873
Income tax expenses	24,330,641	18,950,376	2,661,944	77,512,335	49,134,106	6,901,827
Share of loss in equity investees, net of tax				464,693
Interest expenses	116,161	1,730,823	243,127	4,485,219	5,548,738	779,427
Depreciation and amortization	28,690,959	26,099,091	3,666,118	89,170,635	78,795,298	11,068,310
Losses from investment in equity securities				5,409,426
Other expense, net	34,653,121	6,293,033	883,977	17,862,097
Adjusted EBITDA (Non-GAAP)	122,458,373	114,966,814	16,149,293	315,006,904	258,715,300	36,341,522

	Quarter Ended			Nine Month Ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income	65,211,908	60,332,721	8,474,887	184,768,634	253,099,401	35,552,661

Deduct:
Government subsidies (net of 25% tax)	4,374,750	3,857,357	541,840	4,844,636	9,304,998	1,307,065
Gains from investment in equity securities (net of 25% tax)	7,511,422	4,643,770	652,307		29,444,565	4,136,054
Other income (net of 25% tax)					96,788,015	13,595,732

Add:
Share-based compensation	15,662			46,986
Losses from investments in equity securities (net of 25% tax)				4,057,070
Other expense (net of 25% tax)	25,989,841	4,719,775	662,983	13,396,573
One-time fees and expenses	658,981			1,713,989
Other general expenses		19,483,576	2,736,842	11,756,531	31,094,887	4,367,873
Income tax expenses related to dividend distribution	13,496,240	2,000,000	280,938	13,496,240	9,299,300	1,306,265
Core net income (Non-GAAP)	93,486,460	78,034,945	10,961,503	224,391,387	157,956,010	22,187,948

Core net income per ADS[4] (Non-GAAP)
Class A ordinary share-basic and diluted	0.92	0.77	0.11	2.21	1.56	0.22
Class B ordinary share-basic and diluted	0.92	0.77	0.11	2.21	1.56	0.22

17 / 20

Hotel Operational Data

	September 30, 2024	September 30, 2025
Total hotels in operation:	4,336	4,533
Leased and owned hotels	56	52
Franchised hotels	4,280	4,481
Total hotel rooms in operation	316,461	323,510
Leased and owned hotels	6,367	6,155
Franchised hotels	310,094	317,355
Number of cities	351	356

	Quarter Ended
	September 30, 2024	September 30, 2025
Occupancy rate (as a percentage)
Leased-and-operated hotels	75.9%	70.9%
Franchised hotels	74.6%	71.4%
Blended	74.6%	71.3%
Average daily rate (in RMB)
Leased-and-operated hotels	258	254
Franchised hotels	179	171
Blended	181	173
RevPAR (in RMB)
Leased-and-operated hotels	196	180
Franchised hotels	133	122
Blended	135	124

	Number of Hotels in Operation		Number of Hotel Rooms in Operation
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Mid-to-up-scale	527	572	49,763	53,108
GreenTree Eastern	234	237	25,245	25,143
Deepsleep Hotel	7	8	534	610
Gem	91	122	8,178	11,162
Gya	73	72	6,071	6,010
Vx	104	107	9,109	8,944
Others	18	26	626	1,239
Mid-scale	2,965	3,016	230,580	227,049
GreenTree Inn	2,336	2,391	184,086	186,236
GT Alliance	498	495	37,366	31,819
GreenTree Apartment	23	24	1,495	1,545
Vatica	108	106	7,633	7,449
Economy hotels	844	945	36,118	43,353
Shell	844	945	36,118	43,353
Total	4,336	4,533	316,461	323,510

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Restaurant Operational Data

	September 30, 2024	September 30, 2025
Total restaurants in operation:	182	185
Leased and owned restaurants	22	14
Franchised restaurants	160	171
Number of cities	53	53
Da Niang Dumplings	159	167
Bellagio	23	18

	Quarter Ended
	2024 Q3	2025 Q3
ADT
Leased-and-operated restaurants	188	223
Franchised restaurants	89	89
Blended	106	100
AC (in RMB)
Leased-and-operated restaurants	100	79
Franchised restaurants	33	30
Blended	46	37
ADS (in RMB)
Leased-and-operated restaurants	18,860	17,556
Franchised restaurants	2,950	2,628
Blended	4,891	3,714

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For more information, please contact:

GreenTree

Ms. Selina Yang

Phone: +86-158-2166-6251

E-mail: ir@998.com

Ms. Hannah Zhang

Phone: +86-182-2560-8592

E-mail: ir@998.com

Christensen

In Shanghai

Mr. Jerry Xu

Phone: +86-138-1680-0706

E-mail: jerry.xu@christensencomms.com

In Hong Kong

Ms. Karen Hui

Phone: +852-9266-4140

E-mail: karen.hui@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

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